SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-36615

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

PART I

REGISTRANT INFORMATION

GWG Holdings, Inc.
Full name of registrant

Former name if applicable

325 N. St. Paul Street, Suite 2650
Address of principal executive office (Street and number)

Dallas, Texas 75201
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

GWG Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2021 (the “Second Quarter 2021 Form 10-Q”) within the prescribed time period because the Company requires additional time to complete its financial statements and related disclosures to be included in the Second Quarter 2021 Form 10-Q. On April 1, 2021, the Company filed with the Securities and Exchange Commission a Form 12b-25, Notification of Late Filing, with regard to its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) because the Company required additional time to complete its financial statements and related disclosures. Further, on May 18, 2021, the Company filed with the Securities and Exchange Commission a Form 12b-25, Notification of Late Filing, with regard to its Quarterly Report on Form 10-Q for the period ended March 31, 2021, citing the finalization of the Company’s financial statements for the Form 10-K. The Company has not finalized its financial statements for the Form 10-K, and the Company is not in a position to file its Second Quarter 2021 Form 10-Q until after the financial statements for the Form 10-K have been finalized. The Company does not believe it will be able to file its Second Quarter 2021 Form 10-Q within the five-calendar day extension period provided under Rule 12b- 25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy Evans	267	258-2856
(Name)	(Area Code)	(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes    ☒ No

Annual Report on Form 10-K for the fiscal year ended December 31, 2020

Quarterly Report on Form 10-Q for the period ended March 31, 2021

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Company disclosed in its Current Report on Form 8-K filed with the Commission on August 3, 2021, the Company is working to complete a restatement of, and file amended financial statements with the Commission for, the year ended December 31, 2019, and the first three quarters of 2020. That work is ongoing and the Company is not able as of the date of this Notification of Late Filing on Form 12b-25 to quantify the impact this will have on the Second Quarter 2021 Form 10-Q.

GWG Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2021	By:	/s/ Timothy Evans
	Name:	Timothy Evans
	Title:	Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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